news release

Encana completes sale of Montney midstream assets

Calgary, Alberta (April 1, 2015) TSX, NYSE: ECA

Encana Corporation (“Encana”) and the Cutbank Ridge Partnership (“CRP”), a partnership between Encana and a subsidiary of Mitsubishi Corporation, have completed the previously announced sale of certain natural gas gathering and compression assets supporting development in the Montney area of northeastern British Columbia to Veresen Midstream Limited Partnership (“Veresen Midstream”), a 50/50 limited partnership of Veresen Inc. and affiliates of Kohlberg Kravis Roberts & Co. L.P. (“KKR”). Total cash consideration to Encana is approximately C$461 million.

Under the terms of the agreement, Veresen Midstream will provide gathering and compression services to each of Encana and the CRP under separate fee-for-service arrangements in a dedicated area of mutual interest within the Montney resource play. Veresen Midstream has agreed to undertake up to C$5 billion of new midstream expansion to support development within the area of dedication. Encana will continue to operate the related facilities and lead future infrastructure construction on behalf of Veresen Midstream, which will oversee all commercial and other ownership activities.

“By unlocking value from these assets, we can redirect capital to strategic upstream opportunities, enhance our financial flexibility and maintain involvement in facility construction and operatorship in one of our strategic growth areas,” says Renee Zemljak, Encana Executive Vice-President, Midstream, Marketing & Fundamentals. “We are pleased to establish a relationship with KKR and build upon our existing midstream relationship with Veresen as we continue our development in the Cutbank Ridge Partnership area.”

The transaction includes existing infrastructure comprised of gas gathering and compression facilities in the Dawson Creek area, consisting of approximately 500 kilometres of pipeline and 675 million cubic feet per day of compression.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing Encana shareholders and potential investors with information, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: the anticipated capital that Veresen Midstream has agreed to invest and Encana’s anticipated future relationship with Veresen Inc.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Encana’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include the ability of counterparties to fulfill contractual obligations, the risk that the company may not receive amounts contemplated under the transaction agreements and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana.

Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, their historical experiences and perceptions of historical trends, all of which are subject to the risk factors identified elsewhere in this news release. For a full discussion of Encana’s material risk factors, see “Risk Factors” in Encana’s most recent Annual Information Form, “Risk Management” in Encana’s annual MD&A and risk factors described in other documents that Encana files from time to time with securities regulatory authorities, all of which are available on SEDAR at http://www.sedar.com and on EDGAR at http://www.sec.gov.

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Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Brian Dutton	Jay Averill
Director, Investor Relations	Director, Media Relations
(403) 645-2285	(403) 645-4747

Patti Posadowski	Doug McIntyre
Sr. Advisor, Investor Relations	Media Relations
(403) 645-2252	(403) 645-6553

SOURCE: Encana Corporation

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